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                          May 2, 2024

       Jack K. Heilbron
       Chief Executive Officer and President
       Presidio Property Trust, Inc.
       4995 Murphy Canyon Road, Suite 300
       San Diego, CA 92123

                                                        Re: Presidio Property
Trust, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 26,
2024
                                                            File No. 333-278960

       Dear Jack K. Heilbron:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Holt at 202-551-6614 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Avital Perlman, Esq.